UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting of Shareholders

The First Annual General Meeting of Shareholders (the “AGM”) of Genius Sports Limited (the “Company”) will be held starting at 8.00 a.m. eastern standard time on December 19, 2022 at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022 and virtually at https://www.cstproxy.com/geniussports/2022 or via telephone access. The agenda for the Meetings and further details are set forth on the Notice of the First Annual General Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company is attached hereto as Exhibit 99.2.

Board Composition Changes

Mr. Harry You (“Mr. You”) will be stepping down from the Board of Directors of the Company on December 19, 2022, as provided for in the Company’s Amended and Restated Investor Rights Agreement, dated as of April 26, 2021.

Harry was integral in the Company’s listing on the NYSE on April 21, 2021 (the “Listing”) and has served on the Nominating and Corporate Governance Committee and as the Chair of the Audit Committee since the Listing.

David Levy, Chair of the Genius Board of Directors said: “On behalf of my fellow directors and the Company, we want to thank Harry for his many contributions as a director and key driver in the Company’s Listing. We look forward to Harry’s continued support as we progress our vision of innovating the sports data ecosystem for all stakeholders and wish him the very best with his other directorships. In anticipation of Harry’s retirement from the Genius Board, we have undertaken a search for an additional independent director to join the Board in the near term.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 29, 2022	By: /s/ Mark Locke
Name: Mark Locke
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the First Annual General Meeting

99.2	Form of Proxy Card

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